UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:



1. Press release dated March 3, 2009, relating to Tongxin
   International Ltd. Begins Production Runs on 17 New Contracts and Introduces New Model to Middle East Market

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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial Officer

Date: March 3, 2009


============================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated March 3, 2009, relating to Tongxin
   International Ltd. Begins Production Runs on 17 New Contracts and Introduces New Model to Middle East Market


============================================================================
CHANGSHA, China, March 3, 2009 /Xinhua-PRNewswire-FirstCall/ --
Tongxin International Ltd. (NASDAQ: TXIC - News), a China-based manufacturer of engineered vehicle body structures ("EVBS"), announced today the addition of 17 new manufacturing contracts for customers in Hubei, Fujian, Nanjing, Guangxi, Jiangsu and Shandong provinces. Tongxin has also begun shipping its 1041 cab model to a Wuhan-based customer for its joint-venture manufacturing platform in the Middle East. Both of these programs are forecasted to contribute $6 million to $12 million in revenues in 2009.


Over the past year, Tongxin has been focused on expanding its product offerings to its customer base of 130 customers throughout 20 provinces in China. Providing cost-effective and complete EVBS based on the design specifications provided by the manufacturer is the core activity of their personnel across five sales regions in China. The Company estimates the EVBS market size in China would be at $19 billion annually in 2007 which includes vehicle bodies for passenger cars and commercial vehicles. Tongxin has successfully tested and introduced five new models from its mini, light, medium, heavy and SUV product lines to 17 commercial vehicle manufacturers in China. Prior to Tongxin securing these contracts, each vehicle manufacturer was producing 100% their cabs independently.

The Company has also announced a contract with a long-standing, Wuhan-based customer who has initiated a joint-venture manufacturing platform in the Middle East. The manufacturer has selected Tongxin's single cab, over-the-engine model 1041 as the exclusive cab model for the manufacturer's light commercial vehicle production line. Light commercial vehicles are categorized as those with a gross vehicle weight of 7,000lbs to 12,000lbs. The joint venture has an estimated demand of 3,400 - 5,000 units a year. In the Middle East, single cab transport vehicles are the most widely sold
units in the market.   Tongxin has identified this market as the "emerging
market commercial vehicle" segment which Ernst and Young approximates at more than 400,000 vehicles a year. Based on an average selling price in 2008, the corresponding value of the segment is $520 million for Chinese
joint-ventures and domestic manufacturers in this segment.   Tongxin has
been working to secure the Middle East contract since September 2008, when the Company first shipped out pre-production parts to the manufacturer for testing and design approvals.

"We have been very pleased with the results of our sales teams." opened CEO and Vice-Chairman Duanxiang Zhang, "The sales cycle for original equipment is a long process and requires diligence and persistence to secure
contracts.   As we widen our product offering to our customer base, we are confident we will continue to uncover other opportunities for our company to
place additional models into production.   Competition in the market is
increasing and manufacturers are under pressure to reduce costs and use engineering talent wisely. These two conditions will provide Tongxin with a growing list of prospects throughout the year." Zhang concluded.


About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests
dies used in the vehicle body structure manufacturing process.   EVBS
consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin maintains a network of 130 customers throughout 28 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng .


For more information, please contact:

John Mattio
HC International, Inc.
Tel: +1-914-669-5340
Email: john.mattio@hcinternational.net